EXHIBIT B-2

ALAIA CAPITAL, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated July 24, 2026, for and on behalf of Alaia Capital, LLC; that he is the Chief Executive Officer of such company; and that all action by stockholders, officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Peter Horacek
Name:	Peter Horacek
Title:	Chief Executive Officer